Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

Business Wire

Dr. Shay Har-Noy Joins Spire as General Manager of Aviation

Spire Continues to Build Leadership Team

April 7, 2021

SAN FRANCISCO & RESTON, Va.—(BUSINESS WIRE)—Spire Global, Inc. (“Spire” or the “Company”) a leading global provider of space-based data and analytics that recently announced a planned business combination with NavSight Holdings, Inc. (NYSE: NSH), announced today that Dr. Shay Har-Noy has joined the Company as General Manager of Aviation. In this capacity, Dr. Har-Noy will lead Spire’s business segment that is striving to make air travel and shipments safer, more cost effective, and more efficient.

The appointment builds upon Spire’s previously announced appointment of Durjoy Mazumdar as Sales Executive of Weather Solutions and further expands the Company’s highly-qualified leadership team, which will work to continue to develop Spire’s multi-product offering as the Company prepares to become a public company and execute on its long-term growth strategy.

“I am very pleased to welcome Shay to Spire and look forward to leveraging his insights as we execute on our growth initiatives for our aviation segment. We believe that welcoming a leader of Shay’s caliber to our team not only strengthens our aviation business in an era of increasing globalization, but also underpins our broader efforts to support and elevate our Global Data Services program – comprised of our aviation, weather, and maritime offerings – to continue to serve large and rapidly expanding markets for space-based data and analytics,” commented John Lusk, SVP of Spire’s Global Data Services organization.

As General Manager of Aviation, Dr. Har-Noy will lead the team responsible for applying Spire’s space-based data, insights, and analytics to both existing and new use cases within the aviation industry. Spire Aviation leverages the Spire built and operated LEMUR satellite constellation to collect ADS-B data, allowing the company to track aircraft in the air and on the ground in real time. Spire’s space-based data and analytics helps make the airways safer and more efficient and enables a wide range of applications, including guidance and repositioning of aircraft, enhanced fuel efficiency, network optimization, and more responsive search and rescue.

“We believe that applications for space-based data and analytics within the aviation industry expand when you democratize data via an affordable subscription model and deliver consistent, precise, and comprehensive analytics to a diverse customer base and allow data to guide decision-making,” said Dr. Har-Noy. “For example, in addition to enabling accurate aircraft monitoring, safety, and route optimization, Spire’s comprehensive air traffic data recently enabled customers to manage the risks and logistics of re-opening air travel during the COVID-19 pandemic and enable live monitoring and updates on virus importation risk. Much of the world’s commerce is done by airplanes, and our customers see great opportunity in our global offering.”

“Spire’s aviation business is providing comprehensive air traffic and weather data to problem solve for a growing customer base of blue-chip aircraft manufacturers,” said Peter Platzer, Founder and Chief Executive Officer of Spire. “Our aviation segment is already serving the needs of customers around the world, and we are working on improving our capability even further. For example, we believe that developing intersatellite links in Spire’s LEMUR constellation will help us deliver lower data latency, better coverage, and new use cases. We are thrilled to have Shay on board to advance these and other initiatives as we strengthen our aviation business to serve current and future customers.”

Dr. Har-Noy is a successful entrepreneur and technology executive with expertise in satellites, mapping, and artificial intelligence. Prior to joining Spire, Dr. Har-Noy most recently served as a leader on the Uber Maps product team and as Uber Boulder site lead. Previously, Dr. Har-Noy was VP and GM of Maxar/DigitalGlobe’s Platform business, a high-growth effort to get DigitalGlobe’s 15 year digital library in the cloud and available for processing. Prior to joining DigitalGlobe, Dr. Har-Noy was founder and CEO of Tomnod, a company that combined crowdsourcing and machine learning to create new applications for satellite imagery. Tomnod was acquired by DigitalGlobe in early 2013. Dr. Har-Noy began his career at ViaSat, where he advanced the deployment and market positioning of satellite communication systems around the globe for government, commercial aviation, and maritime customers. Dr. Har-Noy graduated summa cum laude from Rice University and received a Ph.D. in Electrical Engineering from UC-San Diego.

Spire expects to close its previously announced business combination with NavSight Holdings, Inc. in the summer of 2021.

For more information about Spire’s aviation solutions, please visit www.spire.com/aviation.

About Spire Global, Inc.

Spire is a global provider of space-based data and analytics that offers unique datasets and powerful insights about Earth from the ultimate vantage point so organizations can make decisions with confidence, accuracy, and speed. Spire uses a multi-purpose satellite constellation to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, CA, Boulder, CO, Washington DC, Glasgow, Luxembourg, and Singapore. To learn more, visit http://www.spire.com.

About NavSight Holdings, Inc.

NavSight Holdings, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NavSight was organized with the opportunity to pursue a business combination target in any business or industry, with the intent to focus its search on identifying a prospective target business that provides expertise and technology to U.S. government customers in support of their national security, intelligence and defense missions.

Additional Information and Where to Find It

In connection with the planned business combination with Spire (the “Proposed Transaction”), NavSight intends to file a Form S-4 Registration Statement (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the Proposed Transaction and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the Proposed Transaction, and an information statement to Company’s stockholders regarding the Proposed Transaction. After the Registration Statement has been filed and declared effective, NavSight will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about NavSight, the Company and the Proposed Transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by NavSight through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of NavSight is set forth in its Form 10-K filed on March 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations of accelerating Spire’s sales and marketing efforts, expectations of product development across Spire’s aviation, weather, and maritime segments and the applicability of such products to Spire’s market, the strengthening of Spire’s competitive advantage, the importance of the aviation business to Spire’s target markets, advance our offering of valuable and business-oriented aviation and weather solutions to our core markets, the expansion of Spire’s aviation business to new regions and markets, Spire’s ability to develop intersatellite links and deliver lower data latency, better coverage, and new use cases, Spire’s future growth, estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Proposed Transactions, potential benefits of the Proposed Transaction and the potential success of the Company’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xiv) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in NavSight’s final prospectus filed on September 11, 2020 under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor the Company presently know or that NavSight and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. NavSight and the Company anticipate that subsequent events and developments will cause NavSight’s and the Company’s assessments to change. However, while NavSight and the Company may elect to update these forward-looking statements at some point in the future, NavSight and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Spire Global, Inc.:

Investor Contact:

Michael Bowen and Ryan Gardella

SpireIR@icrinc.com

Media Contact:

Phil Denning

SpirePR@icrinc.com

For NavSight Holdings, Inc.:

Investor Contact:

Jack Pearlstein

jack@navsight.com